UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Silicon Graphics International Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82706L108

(CUSIP Number)

Daniel D. Thurber

Wasatch Advisors, Inc.

505 Wakara Way, 3rd Floor

Salt Lake City, UT 84108

(801) 533-0777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wasatch Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,780,313
	8.	SHARED VOTING POWER 219,300
	9.	SOLE DISPOSITIVE POWER 1,999,613
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,613
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wasatch Long/Short Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,780,313
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,780,313
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IV

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Active Portfolio Multi-Manager Alternatives Strategies Fund, Columbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Minneapolis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 219,300
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 219,300
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON (see instructions) IV

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael L. Shinnick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,780,313
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,780,313
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ralph C. Shive
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,780,313
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,780,313
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Shares”) of Silicon Graphics International Corp., a Delaware corporation (the “Issuer” or the “Company”). The issuer’s principal executive offices are located at 900 North McCarthy Blvd, Milpitas, CA 95035.

Item 2.	Identity and Background

This Statement is being filed by Wasatch Advisors, Inc. (the “Advisor”), the Wasatch Long/Short Fund (the “Fund”) and the Active Portfolio Multi-Manager Alternatives Strategies Fund, Columbia (Columbia”), sub-advised by Wasatch Advisors. The Advisor is an investment advisor registered with the Securities Exchange Commission (“SEC”) and is a Utah corporation. The Fund is a series of Wasatch Funds Trust (“Wasatch Funds”), a Massachusetts Business Trust registered with the SEC as an investment company under the 1940 Investment Company Act. The Advisor is the investment manager of the Fund and Columbia.

This Statement is also being filed by Michael Shinnick and Ralph Shive. Messrs. Shinnick and Shive are the named portfolio managers of the Fund, in which capacity they share voting control and dispositive power over certain securities covered by this Statement. As such, Messrs. Shinnick and Shive may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Shinnick and Mr. Shive disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein. The present principal occupation of each of Messrs. Shinnick and Shive is serving as a portfolio manager of the Fund and other Wasatch investment portfolios (Messrs. Shinnick and Shive, together with the Advisor, the Fund and Columbia, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 505 Wakara Way, 3rd Floor, Salt Lake City, UT 84108.

Messrs. Shive and Shinnick are citizens of the United States.

Item 3.	Source or Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The position size was reduced due to the Reporting Persons reducing the position size within the portfolio. The Reporting Persons is making an investment decision to reduce its stake in the Issuer and to relinquish its position as one attempting to influence or exert control over the Issuer.

The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 1,999,613 Shares, constituting approximately 5.6% of the outstanding Shares. The percentage of Shares owned is based upon 35,429,506 Shares reported to be outstanding on September 2, 2015 as set forth in the Issuer’s Quarterly Report on Form 10-K for the fiscal year ended June 26, 2015. The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
Wasatch Advisors, Inc.	1,999,613	5.6%	Sole
Wasatch Long/Short Fund	1,780,313	5.0%	Sole
Active Portfolio Multi-Manager-Alternatives Strategies Fund, Columbia	219,300	0.6%	Shared

The Advisor may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 1,780,313 Shares because the Advisor has sole investment discretion and voting authority with respect to those Shares. The Wasatch Long/Short Fund holds all of these shares. The Active Portfolio Multi-Manager Alternatives Strategies Fund, Columbia holds 219,300 shares. The Columbia is deemed to beneficially own those shares because it has sole voting authority with respect to those shares. The Advisor has sole investment discretion over Columbia’s shares.

Each of Messrs. Shinnick and Shive, as the named portfolio managers of the Fund, may be deemed to share indirect beneficial ownership of the Shares which the Advisor beneficially owns. Each of Messrs. Shinnick and Shive disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See Item 5 (a) above.

(c) See Exhibit A

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by the Advisor may be delivered to such accounts.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the investment discretion and voting authority described in Item 2 of this Statement, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days in common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2015

By: WASATCH ADVISORS, INC.

/s/ Jeff S. Cardon
Jeff S. Cardon, CEO

By:	WASATCH FUNDS TRUST

/s/ Daniel D. Thurber
Daniel D. Thurber, Vice President

By:	/s/ Michael L. Shinnick
Michael L. Shinnick, Portfolio Manager

By:	/s/ Ralph C. Shive
Ralph C. Shive, Portfolio Manager